(An exploration stage company)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF AURYN RESOURCES INC (“AURYN” OR THE “COMPANY”)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2015

Dated: April 28, 2016

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.1	Date and forward-looking statements

The Company has prepared the following management’s discussion and analysis (the “MD&A”) as of April 28, 2016 and it should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2015. All financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and all dollar amounts presented are Canadian dollars unless otherwise stated.

The effective date of this MD&A is April 28, 2015.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability; uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company’s web-site at www.aurynresources.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.2	Overall performance

1.2.1	Description of business

Auryn is a junior exploration company focused on the acquisition, exploration and development of mineral resource properties and was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia and Alberta. The Company is listed on the TSX Venture Exchange (“the Exchange”) as a Tier 2 mining issuer, and its shares trade under the symbol AUG.V.

The Company’s principal business activities include the acquisition, exploration and development of resource properties. The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

Effective September 25, 2015, the Company, pursuant to a plan of arrangement, acquired 100% of North Country Gold Corp’s (“North Country”) issued and outstanding common shares. North Country owns the mineral concessions comprising the Committee Bay mineral property in Nunavut, Canada.

1.2.2 Committee Bay Project

The Committee Bay Project is comprised of more than 210,000 hectares situated along the Committee Bay Greenstone Belt (the “CBGB”) approximately 180 km NE of the Meadowbank mine operated by Agnico Eagle Mines Limited and extends more than 300 km northeast.

The CBGB comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the CBGB is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank, Meliadine and the newly discovered Amuraq.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.2.2 Committee Bay Project (continued)

Ownership

The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project. The 1.5% NSR is payable on only 7,596 hectares and is buyable within two years commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

Mineral Resources

High-grade gold occurrences are found throughout the 300 km strike length with the most advanced being the Three Bluffs deposit that contains resources as listed in the table below: *(refer to NI43-101 report dated August 21, 2015 filed under Auryn’s profile at www.sedar.com).

Class	Cut Off Grade (g/t Au)	Tonnes (000)	Gold Grade (g/t Au)	Contained Au (oz)
Indicated*	3.5	1,853.3	8.42	501,700
Inferred*	3.5	3,354.4	7.16	772,200

•	See section 1.2.4 for cautionary language concerning mineral resources

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

Acquisition

The Committee Bay project was acquired through the Company’s acquisition of North Country effective September 25, 2015 for a total purchase price of $18,378,375.

Pursuant to a plan the arrangement, each outstanding share of North Country was exchanged for 0.1 of a common share of Auryn and resulted in the issuance of 13,838,894 common shares, with a fair value of $1.22 per common share, and 840,000 replacement stock options, with a weighted average fair value of $0.16 per option. The fair value the common shares was determined using the last closing market price of the Company’s shares on the day of the acquisition.

The North Country acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $161,383 are capitalized and included in the cost of the net assets acquired. North Country’s operations have been included in the Company’s results of operations from the acquisition date.

2015 Exploration Program

The focus of the summer program was to bring an innovative exploration approach to the Arctic with the goal of maximizing operational efficiencies to reduce the cost of drilling and regional exploration work. The exploration program was comprised of 3,000 metres of rotary air blast (“RAB”) drilling utilizing a light weight mobile drill, drone aerial imagery acquisition at 10 cm resolution across the SW portion of the belt, 60 line km of IP geophysics, structural mapping, and a till sampling program utilizing bulk cyanide leach methodology.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.2.2 Committee Bay Project (continued)

Highlights from the 2015 exploration program:

•

Establishment of the geometry of the high-grade mineralization at West Plains and confirmation that the target remains open at depth. Drill results from the target include 16.76m of 10.36g/t (including 12.19m of 13.89g/t) and 28.96m of 1.41g/t (15WPPR001) and 27.43m @ 2.97g/t (including 10.67m of 5.45g/t) (15WPPR027).

•

Discovery of low grade surface mineralization 1,000 metres to the north of West Plains extending the mineralized strike length of the shear zone to 1.8 km. Drill results include 24.38m of 0.64g/t (15WPPR015), 10.67m @ 1.26g/t (15WPPR023), and 7.62m of 0.51g/t (15WPPR020).

•	Identification of new geochemical anomalies across the southwest third of the project including a predominately untested 20 km long corridor of elevated gold-in-till values at Anuri.
•	Staking of 158,885 hectares surrounding the existing Committee Bay claims and leases bringing the new land position to more than 210,000 Ha.
•	Confirmation of the efficacy of track mounted RAB rigs in the arctic environment resulting in significant reductions in the cost to explore across the 300 km Committee Bay belt.

Prospectivity analysis:

During the year, the Company completed its prospectively analysis across the Committee Bay belt. The analysis combined the historical geological, geophysical, and geochemical data and resulted in the identification of several new target areas which were the focus of the summer 2015 and will form the basis for future programs.

460000
500000
540000
580000
620000
660000
700000
7460000
7420000
7380000
7340000
Three Bluffs
Four Hills
Cop
Anuri
West Plains
N
40 km
Legend
Three Bluffs Resource
2015 Drill Areas
Gold Prospect
Potential 2016 Drill Target
Prospectivity Levels
Highly Prospective
Prospective

Figure 1 – prospectivity of the Southwest third of the belt overlaid with the till sampling locations and 2015 drill target areas.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.2.2 Committee Bay Project (continued)

Acquisition of additional claims

Effective October 2015, the Company acquired 158,885 hectares surrounding the existing Committee Bay claims and leases bringing the new land position to greater than 210,000 Ha across the 300 km Belt. The new land position consolidates the district and allows Auryn’s 2016-2017 exploration seasons to pursue new targets identified and expand till and drill programs along strike from the existing Three Bluffs gold deposit and other known mineralized structures.

Track-mounted RAB Drilling

The drill program conducted throughout July and August 2015 consisted of 3,020 meters of RAB across 32 holes and was designed to 1) test the efficacy of a track-mounted RAB drill in the arctic environment; 2) test a number structurally identified targets in the vicinity of the West Plains discovery; and 3) test conceptual target areas at Cop / Four Hills.

The drilling highlights from the West Plains target include 16.76m of 10.36g/t (including 12.19m of 13.89g/t) and 28.96m of 1.41g/t (15WPPR001) and 27.43m @ 2.97g/t (including 10.67m of 5.45g/t) (15WPPR027). Drill hole 15WPPR001 was designed as an infill hole offsetting previously reported historical diamond drill result of 8.73m of 14.76g/t and 8m of 13.14g/t (see North Country Gold NR – Aug 8, 2006). Importantly, the RAB drilling results compared favourably to the diamond drill results with no significant variations on grade or length of intercept. Drill hole 15WPPR027 was designed as a 50m step out hole to the southwest of the known mineralization to establish its orientation. The resultant intercept of 27.43m of 2.97g/t (including 10.67m of 5.45g/t) demonstrates that the high-grade mineralization has a sub-vertical plunge and is open at depth.

Additional drill results from the West Plains structure include 24.38m of 0.64g/t (15WPPR015), 10.67m @ 1.26g/t (15WPPR023), and 7.62m of 0.51g/t (15WPPR020). Collectively, these results show that the West Plains shear zone is gold bearing over 1.8 km of its 6 km total strike length imaged in the 2015 Inversed Polarization (IP) survey. The West Plains shear zone is considered to be underexplored and highly prospective as a host for additional gold mineralization.

Till Sampling Results

On October 26, 2015, the Company released the results from its till sampling program identifying a total of 5 new significant anomalies that range from between 1 km to 10 km in length. Importantly, 3 of these anomalies constitute a newly recognized corridor of elevated gold-in-tills that extends for over 20 km. The targets identified have seen little to no historical work on them and demonstrate the very prospective nature of the bedrock beneath the till that covers 95% of the 300km belt. Collectively these till anomalies will become the focus for continued exploration within the southwest region of the Committee Bay belt.

Planned 2016 Exploration Program

The Company’s 2016 exploration programs at the Committee Bay Project will include both regional exploration and targeted drill testing. These programs are to occur primarily from the middle of June, 2016 through to the middle of September, 2016 at an estimated cost of $8.75 million.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.2.2 Committee Bay Project (continued)

The regional exploration will be conducted through the application of a electromagnetic airborne survey, a comprehensive till sampling program, digital imagery and DEM capture and ground-based magnetic surveys. The Company anticipates full coverage of the entire 300 km CBGB with the goal of target generation and refinement of the regional scale geologic model.

The 2016 drill tests will include follow-up drilling at some of the advanced stage targets across the belt including but not limited to West Plains, Anuri and areas within the vicinity of Three Bluffs.

A secondary objective for the Committee Bay Project will be to conduct a summer resupply for potential 2017 activities. As the Committee Bay Project can only be accessed by sea in the summer months, fuel, dry goods, heavy equipment parts and camp upgrades are barged in during July or August. The cost of a resupply barge has been estimated at $1 million.

1.2.3 Peru Exploration Project

During the course of 2015, Auryn conducted a review of the prolific gold regions across the Americas with the goal of establishing a new district scale gold project. Several areas in Peru were selected due to the jurisdiction’s established track record of being a politically stable, mining friendly, progressive country with great stores of untapped mineral wealth. The areas selected were done so by key members of Auryn’s technical team that have extensive experience within major Andean mining districts.

To date, the Company has staked 66,000 hectares of ground in Peru in the vicinity of some of the largest gold and copper mines in the country. Auryn is also in advanced negotiations with certain Peruvian parties to option target licenses within this greater land position.

1.2.4 Overall program analysis and economics

During the six months ended December 31, 2015, the Company expended $5,037,004 in exploration and acquisition expenditures at its mineral interests not including the fair value of the acquisition of North Country; details presented in the table below.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.2.4 Overall program analysis and economics (continued)

Project expenditure during the six months ended December 31, 2015:

	Committee Bay	Peru	Total
Acquisition costs
Additions:
Acquisition of North Country	17,999,192	-	17,999,192
Other acquisition costs	291	406,145	406,436
Exploration and evaluation costs
Additions:
Assaying	242,543	-	242,543
Exploration drilling	428,895	-	428,895
Camp cost, equipment and field supplies [1]	785,964	-	785,964
Geological consulting services	293,112	257,177	550,289
Geophysical analysis	215,126	-	215,126
Permitting, environmental and community costs	212,244	-	212,244
Expediting and mobilization	34,779	-	34,779
Salaries and wages	360,169	40,154	400,323
Fuel and consumables	477,852	-	477,852
Aircraft and travel	1,089,458	45,616	1,135,074
Share-based compensation	147,479	-	147,479
Six months to December 31, 2015	$22,287,104	$749,092	$23,036,196

1 Included in camp cost, equipment and field supplies is an amount of $442,017 charged by North Country for the use of infrastructure during the Joint Exploration Agreement.

1.2.5	Qualified Persons and Technical Disclosures

Michael Henrichsen, P. Geo., Chief Operating Officer of Auryn, is the Qualified Person with respect to the technical disclosures in this MD&A.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval (chips) and sent to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au. True widths of the reported intercepts are believed to be approximately 60% of the drilled widths.

Cautionary Note About Mineral Resources:

Mineral Resources that are not mineral reserves have not demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.2.5 Qualified Persons and Technical Disclosures (continued)

Three Bluffs resource estimations were completed by Roscoe Postle Associates Ltd. (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on August 21, 2015). There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

1.3	Selected annual information

	Six Months	Year ended	Year ended
	December 31, 2015	June 30, 2015	June 30, 2014

Comprehensive loss for the period	$2,382,107	$1,400,603	$2,079,793
Net loss for the period	$1,860,107	$1,922,603	$2,079,793
Basic and diluted loss per share	$0.05	$0.08	$0.13
Total assets	$31,031,214	$8,797,284	$2,454,548
Total long-term liabilities	$1,100,093	$-	$-
Cash dividends per share	-	-	-

The Company generated no revenues from operations during the above periods.

1.4	Results of Operations

Six months ended December 31, 2015 and twelve months ended June 30, 2015

During the six months ended December 31, 2015, the Company reported a net loss of $1,860,107 and loss per share of $0.05 compared to $1,922,603 and $0.08 respectively for the twelve-month period in the prior year.

Significant variances are discussed as follows:

(1)

During the six months ended December 31, 2015, the Company incurred $2,177,164 in administrative expenses, an increase of $375,096 over the twelve-month period in the prior year. This increase is attributable to additional corporate, office and administration, share-based compensation, legal and travel costs in support of the Committee Bay project and project investigation activities. During the same period in the prior year, administrative costs pertained solely to corporate support and project investigation activities. It should also be noted that the periods being compared are six months and twelve months, respectively.

(2)	The significant increase in wages and consulting fees on a per month basis relates to the addition of executive level and support personnel at the Company’s office in Vancouver.
(3)

On August 17, 2015, the Company granted 1,280,000 incentive stock options to directors, officers, employees and others resulting in share-based compensation of $611,219 being recorded within administration costs. In the same period in the prior year, the Company recorded share-based compensation of $235,806 from the amortization of options granted previously.

(4)

Total direct project investigation costs for the six months ended December 31, 2015 were $114,020 compared to $451,383 in the same period of the previous year. This decrease relates to reduced levels of investigative activities as the Company’s staff focused on Committee Bay and acquisitions in Peru.

(5)	Resulting from the acquisition of North Country, the Company realized a gain within net loss of $435,000 from the change in fair value of previous purchased North Country common shares.
(6)

Travel, marketing and investor relation costs totalled $433,196 for the six months ended December 31, 2015 relating to investor shows and conferences attended subsequent to the Company’s announcement of the North Country acquisition and the results from its summer programs.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.4	Results of Operations (continued)

Three months ended December 31, 2015 and three months ended June 30, 2015

During the three months ended December 31, 2015, the Company reported a net loss of $1,186,038 and loss per share of $0.02 compared to $567,492 and $0.02 respectively for the three months ended June 30, 2015.

Significant variances are discussed as follows:

(1)

During the three months ended December 31, 2015, the Company incurred $1,102,288 in administrative expenses, an increase of $461,411 over the three-month period in the prior year. This increase is attributable to additional Consulting fees, directors' fees, wages and benefits, share-based compensation, and Travel, marketing and investor relations costs. The increase relates to additional personnel and overhead added subsequent to the acquisition of North Country.

(2)	During the three months ended December 31, 2015, the Company incurred $83,072 in project investigation costs compared to $47,722 during the three month ended June 30, 2015.
(3)

During the three months ended June 30, 2015, the Company recorded a deferred income tax recovery of $78,000 related to unrealized gains recorded in other comprehensive income attributed to the its investment in North Country Shares. During the three months ended December 31, 2015, the Company’s investment in North Country was consolidated and no deferred income recovery or loss was recorded.

1.5	Summary of quarterly results

Three months ended	Interest and	Net loss	Comprehensive	Loss per share
	other income		loss
	$	$	$	$
December 31, 2015	8,814	(1,186,038)	(1,186,038)	(0.02)
September 30, 2015	14,355	(674,069)	(1,196,069)	(0.01)
June 30, 2015	12,256	(567,492)	(45,492)	(0.02)
March 31, 2015	3,813	(436,711)	(436,711)	(0.01)
December 31, 2014	4,983	(535,059)	(535,059)	(0.03)
September 30, 2014	6,318	(383,341)	(383,341)	(0.02)
June 30, 2014	7,201	(681,357)	(681,357)	(0.04)
March 31, 2014	5,954	(788,947)	(788,947)	(0.04)

During the last eight quarters, the Company’s net loss has ranged between $399,485 and $ 1,186,038. The Company losses and expenditures have generally increased during this period as the Company has progressed from project investigation to acquisition to exploration and development. Comprehensive loss for the period ended Jun 30, 2015 comparatively decreased due to the recognition of an unrealized gain resulting from the revaluation of the North Country investment. This accumulated gain was then recognized during the three months ended September 30, 2015. Also, during the three months ended March 31, 2015, the Company recognized a one-time gain of $200,000 due to the initial recognition of the investment in North Country, which reduced the net loss on that period.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.6/1.7	Liquidity and capital resources

As at December 31, 2015, the Company had cash and cash equivalents of $3,701,317 and working capital of $3,602,419. Current liabilities as at December 31, 2015 consisted of accounts payable and accrued liabilities of $513,885, which have been incurred in connection with the Company’s 2015 Committee Bay exploration programs, extensive project investigation activities and maintaining the Company’s public listing in good standing.

During the six months ended December 31, 2015, the Company expended net cash of $913,735 in operating activities compared to $2,740,086 during the twelve-month period ended June 30, 2015. The Company also expended $5,364,509 in investing activities during the period predominantly on program costs from its Committee Bay project.

During the six months ended December 31, 2015, the company raised $5,638,810 in financing activities through the issuance of common shares.

The Company’s current working capital is sufficient for the Company to meets its immediate liquidity requirements as well as those for the next twelve months.

Common shares issued

April 2016 Prospectus Offering

On April 11th, 2016, the Company announced a short form prospectus offering of up to 9,018,414 common shares, which includes 1,176,315 common shares issued on exercise of an over-allotment right, for gross proceeds of $14,944,803 (the “Offering”). Under the Offering, the Company will issue 4,732,700 flow through shares (“Flow-Through Shares”) at a price of $1.89 per share and 4,285,714 non-flow though shares at a price of $1.40.

The proceeds received by the Company from the sale of the Flow-Through Shares will be used to incur Canadian exploration expenditures that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) on the Company’s mineral concessions, which will be renounced to the subscribers with an effective date no later than December 31, 2016, in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of Flow-Through Shares. The proceeds received by the Company from the sale of the common shares will be used by the Company for general corporate and working capital purposes.

Under the Offering, the Underwriters will receive a total cash commission of $896,688 or 6% of the gross proceeds raised, and 541,104 common share purchase warrants entitling the Underwriters to purchase, within 24 months after closing of the Offering, common shares of the Company at C$1.40 per common share. The Offering is expected to close on or about May 3, 2016.

Other Issuances

On September 16, 2015, the Company completed a non-brokered private placement for gross proceeds of $5,802,000 by issuing 4,835,000 units of the Company at a price of $1.20 per unit. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant is exercisable into a common share of the Company at a price of $1.70 per share for a period of 24 months. In the event that the Company’s common shares trade at a closing price on the TSX Venture Exchange of equal or greater than $2.40 per share for a period of 20 consecutive trading days at any time after four months after the closing date, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company. Total broker commissions paid under the offering were $119,250.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.6/1.7	Liquidity and capital resources (continued)

Intended Use of Proceeds of		Actual Use of Proceeds from September 2015
September 2015 Private Placement		September Private Placement until December 31,		(Over)/under
		2015		expenditure
Offering Expenses	$164,000	Offering Expenses	$164,000	-
Further development of the Committee Bay Project:		Further development of the Committee Bay Project:
• Spring 2015 Mobilization		• Spring 2015 Mobilization
• Regional staking programs	$2,500,000	• Regional programs staking	$ nil	$2,500,000
• Geophysical surveys		Geophysical surveys
Peruvian Exploration Project	$1,500,000	Peruvian Exploration Project	485,000	$1,015,000

General working capital	$1,638,000	General working capital	$871,000	$767,000

Total	5,802,000	Total	$1,520,000	$ 4,282,000

Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones		The Company is in progress with respect to each of the planned objective. The majority of the funding is expected to be expended in H1, 2016

Other sources of funds

As at December 31, 2015, the other sources of funds potentially available to the Company are through the exercise of outstanding stock options and share purchase warrants with terms as follows:

			Outstanding			Exercisable
Expiry date	Number of	Exercise price	Remaining	Number of	Exercise price	Remaining
	options		contractual	options		contractual
			life (years)			life (years)
Feb 17, 2019	1,550,000	$0.51	3.13	1,550,000	$0.51	3.13
Aug 17, 2020	1,280,000	1.30	4.63	480,000	1.30	4.63
Feb 3, 2019	90,000	1.50	3.10	90,000	1.50	3.10
Mar 20, 2020	20,000	0.70	4.24	20,000	0.70	4.24
	2,940,000			2,140,000

Warrants	Exercise price	Expiry date
4,835,000	$1.70	September 16, 2017

In the future, the Company may have capital requirements in excess of its currently available resources and may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

1.8	Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.9	Transactions with related parties

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Six months ended	Twelve months ended
	December 31, 2015	June 30, 2015
Universal Mineral Services Ltd. [1]
Included in the statement of operations:
Consulting fees, directors' fees, wages and benefits	$226,345	$318,769
Legal and professional fees	849	136
Office, rent and administration	221,777	293,898
Regulatory, transfer agent and shareholder information	-	6,663
Travel, marketing and investor relations	133,597	93,939
Project investigation costs	23,571	211,276
Capitalized to mineral interests:
Committee Bay	69,990	75,544
Peru	40,154	-
Total transaction for the periods	$716,283	$1,000,225

1.

Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers (Ivan Bebek, Chairman, Shawn Wallace, CEO and Peter Rees, CFO) in common that, pursuant to an agreement dated December 30, 2015, provides geological, corporate development, administrative and management services to the Company on a cost recovery basis. The outstanding balance owing at December 31, 2015 was $119,781 (June 30, 2015 – $145,633).

(b)	Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Six months ended	Twelve months ended
	December 31, 2015	June 30, 2015
Short-term benefits	$408,007	$443,542
Share-based payments	406,028	76,290
	$814,035	$519,832

1.10	Subsequent events

a)

Subsequent to December 31, 2015, a total of 296,250 stock options were exercised with a weighted average exercise price of $0.59 for gross proceeds of $175,625. Also an amount of 40,000 stock options with an exercise price of $1.50 expired unexercised.

b)	All other subsequent events are included within other sections of this MD&A.

1.11	Proposed Transactions

None

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.12	Critical Accounting Estimates

This section is not required as the Company is a Venture Issuer, as the term is defined in National Instrument 51-102

Continuous Disclosure Obligations.

1.13	Changes in accounting policies including initial adoption

None

1.14	Financial instruments and other instruments

As at December 31, 2015, the Company’s financial instruments consist of cash and cash equivalents, investments, amounts receivable, accounts payables and accrued liabilities and the provision for provision for site reclamation and closure. With the exception of the provision for site reclamation, the fair values of these financial instruments approximate their carrying values due to their short-term to maturity. The provision for site reclamation is recorded at fair value being the net present value of the anticipated obligation at closure of the Committee Bay project. The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk management. Details of each risk are laid out in the notes to the Company’s consolidated financial statements.

1.15	Other requirements

Capital structure

Authorized: Unlimited number of common shares
Number of common shares issued and outstanding as at April 28, 2016: 49,124,979
Number of common shares issued and outstanding as at December 31, 2015: 48,828,729

Stock options as at April 28, 2016:

			Outstanding			Exercisable
Expiry date	Number of	Exercise price	Remaining	Number of	Exercise price	Remaining
	options		contractual	options		contractual
			life (years)			life (years)
Feb 17, 2019	1,300,000	$0.51	2.77	1,300,000	$0.51	2.77
Aug 17, 2020	1,253,750	1.30	2.81	613,750	1.30	2.81
Feb 3, 2019	50,000	1.50	4.30	50,000	1.50	4.30
	2,603,750			1,963,750

Share purchase warrants:

Number of warrants	Exercise price	Expiry date
4,835,000	$1.70	September 16, 2017
541,104	$1.40	April 29, 2018

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Six Months Ended December 31, 2015

1.15	Other requirements (continued)

Disclosure controls and procedures

As defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, disclosure controls and procedures require that controls and other procedures be designed to provide reasonable assurance that material information required to be disclosed is duly gathered and reported to senior management in order to permit timely decisions and timely and accurate public disclosure.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design of the Company’s disclosure controls and procedures (“DC&P”) and the design of internal controls over financial reporting (“ICFR”) as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), and in accordance with accounting policies set out in the notes to the audited consolidated financial statements for the year ended June 30, 2015.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Note: As a venture issuer, the Company is not required to certify the design and evaluation of the issuer’s DC&P and ICFR and has not completed such an evaluation; and there are inherent limitations on the ability of management to design and implement on a cost effective basis DC&P and ICFR for the Company which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports required under securities legislation.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Shawn Wallace”
___________________________
Shawn Wallace
President and Chief Executive Officer
April 28, 2016